

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 16, 2016

Via E-mail
Matthew M. Partridge
Chief Financial Officer
Agree Realty Corporation
70 E. Long Lake Road
Bloomfield Hills, Michigan 48304

> **Re:** **Agree Realty Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 11, 2016**
> **File No. 001-12928**

Dear Mr. Partridge:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Properties, page 16

1. We note your press release dated October 24, 2016 discussing your development projects. In future Exchange Act periodic reports, please clarify the amount of property you hold for development and disclose anticipated completion dates, costs incurred to date and budgeted costs. For completed developments, please disclose development and redevelopment expenditures per square foot and clarify whether you have included leasing costs. For material amounts of land, please discuss the amount of development the land could support.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3466 with any questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities